Exhibit 99.1

NewsRelease

TC Energy 2019 Investor Day event to be webcast

Calgary, Alberta - November 12, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will host its annual Investor Day on Tuesday, November 19.

Members of TC Energy’s senior executive team will provide an update on TC Energy’s operations, recent developments and strategic outlook.

The event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TC Energy’s website at https://www.tcenergy.com/2019 investor day event or via the following URL: http://www.gowebcasting.com/10368.

A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522